                      THE MAJOR AUTOMOTIVE COMPANIES, INC.
                            43-40 Northern Boulevard
                           Long Island City, NY 11101
                                                                October 28, 2005

VIA EDGAR TRANSMISSION
----------------------

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W
Mail Stop 3561
Washington, D.C. 20549

Re:      The Major Automotive Companies, Inc.
         Form 10-K for the year ended December 31, 2004
         Filed July 26, 2005
         File No. 000-29182

Ladies and Gentlemen:

         On behalf of The Major Automotive Companies, Inc. (the "Company"), set
forth below is the Company's response to the Staff's comment contained in a letter dated September 28, 2005 from Michael Moran, Branch Chief, Division of
Corporate Finance (the "Comment Letter of 9/28") that was addressed to our response letter dated October 14, 2005 in which we agreed to provide the requested data by October 21, 2005. This response is numbered to correspond to the comments set forth in the Comment Letter of 9/28, which for convenience, we have incorporated into the response letter.

Financial Statements
--------------------

Consolidated Statements of Cash Flows, page F-9
-----------------------------------------------

2.   We note your response to comment 2 in our letter dated August 8, 2005.
Please address the following items:

Securities and Exchange Commission
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October 28, 2005
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    o    You state it would be burdensome to reconstruct actual amounts attributable to manufacturers unaffiliated with the lender and to distinguish between new and used vehicle financing obtained from the same source. We understand that GMAC, for example, directly pays the manufacturer from which you purchase your new vehicle inventory and that you do not have the discretion to receive these funds prior to disbursement to the manufacturer. We also assume that a minimal amount of your used vehicle inventories are obtained from your manufacturers and that you receive access to the cash for used vehicle financing prior to disbursement. As such, please advise us of the approximate amount of related borrowings and repayments used in the purchase of used vehicle inventory. Also, tell us the total amounts related to the commercial bank, HSBC USA and Primus. Please confirm that these assumptions are correct or advise us of the cash flows associated with the financing of your inventory.

Response:

We concur with your assumption that few, if any, used vehicles are purchased from manufacturers. In addition, with respect to the funding arrangements, all of our lenders pay the manufacturers directly for new vehicle purchases. For used vehicle purchases, only GMAC pays directly to the auction houses. All of the other lenders forward the funds to the Company.

Our floor plan borrowings for the purchase of used vehicles in the year ended
December 31, 2004 aggregated approximately $111.6 million, with repayments aggregating approximately $108.5 million.

Amounts funded by and repaid to HSBC and Primus in 2004 are, as follows:

                                                         HSBC             PRIMUS               TOTAL
                                                        -------          ---------            ---------

                          NEW
                          ---
         Borrowed                                  $  35,502,006       $  1,961,612        $  37,463,618

         Repaid                                       35,165,880          1,641,053           36,806,933
                                                  ----------------  -----------------   ----------------

                   Net amount borrowed                   336,126            320,559              656,685
                                                  ----------------  -----------------   ----------------
                          USED
                          ----
          Borrowed                                     6,525,485            877,027            7,402,512

          Repaid                                       4,387,507            307,032            4,694,539
                                                  ----------------  -----------------   ----------------

                   Net amount borrowed                 2,137,978            569,995            2,707,973
                                                  ----------------  -----------------   ----------------
                          TOTAL

         Borrowed                                     42,027,491          2,838,639           44,866,130

         Repaid                                       39,553,387          1,948,085           41,501,472
                                                  ----------------  -----------------   ----------------

                   NET AMOUNT BORROWED             $   2,474,104       $    890,554        $   3,364,658
                                                  ================  =================   ================

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Securities and Exchange Commission
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October 28, 2005
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         With respect to the Commission's comments given by letter dated October
19, 2005 from Michael Moran, Branch Chief, Division of Corporate Finance (the
"Comment Letter of 10/19"), set forth below are the Company's responses. The responses are numbered to correspond to the comments set forth in the Comment
Letter of 10/19, which for convenience, we have incorporated into the response letter.

Financial Statements
--------------------

Consolidated Statements of Operations, page F-5
-----------------------------------------------

1.       We note your response to comment 2 in our letter dated September 28,
         2005. Please amend your filings to revise your statements of cash flows and balance sheets as appropriate for the classification of cash flows on your floor plan notes and to distinguish between amounts payable to trade creditors and floor plan notes that are non-trade. Further, please expand your footnote disclosure to clarify the revised balance sheet and statement of cash flows presentation.

         With respect to our request that you tell us the approximate amount of borrowings and repayments from trade creditors and non-trade creditors related to the financing of your inventories, we note you will provide us a response by October 21, 2005.

Response:

We will amend our statements of cash flows and balance sheets to comply with the changes suggested in the Comment Letter of 10/19.

We will amend our footnote disclosure in the filing to comply with the changes suggested in the Comment Letter of 10/19. Specifically, the last paragraph of
Note 4 to Consolidated Financial Statements will include two sentences
(immediately after the first sentence), as follows:

         "Of such amounts, at December 31, 2004, approximately $35.3 million was owed to lenders affiliated with manufacturers from which we purchased new vehicles and approximately $16.1 million was owed to financial institutions that were unaffiliated with manufacturers from which we purchase new vehicles. At December 31, 2003, approximately
         $36.9 million was owed to lenders affiliated with manufacturers from which we purchased new vehicles and approximately $12.7 million was owed to financial institutions that were unaffiliated with manufacturers from which we purchase new vehicles."

With respect to the amount of borrowings and repayments from trade creditors and non-trade creditors related to the financing of our inventories, see the table and narrative above provided in response to the Staff's prior comment contained in the Comment Letter of 9/28.

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Securities and Exchange Commission
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October 28, 2005
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Note 12 Commitments and Contingencies, page F-36
------------------------------------------------

2.       Reference is made to comment 4 in our letter dated September 28, 2005.
         Please address expand your proposed revised disclosure to describe the substantial corporate costs not directly related to dealership operations omitted from the calculation of the dealerships' "net income" for each year presented.

Response:

We will expand our disclosure of the bonus calculation to comply with the suggested inclusion of the expanded definition of "net income." Specifically, we will replace the 4th sentence under "Officer's Compensation" in Note 12 of our
Annual Report on Form 10-K for the year ended December 31, 2004 (which begins
"Additional approval..."), with the following:

          Additional approval was given to a bonus plan under which Mr. Bendell receives a bonus equal to 10% of the "net income" of the dealerships, as defined. Such definition includes the aggregate pre-tax income of the Company's automotive dealership operations after any other bonuses paid or accrued and excludes the Company's substantial corporate overhead costs which encompass, among others, being a public company and settlements of litigation related to the Company's former non-automotive technology operations, as well as miscellaneous operating expenses incurred in the Company's leasing operations, all of which are not directly related to dealership operations. The amounts of such bonuses earned by Mr. Bendell were $461,379, $77,386 and $386,455 in 2002, 2003 and 2004, respectively. Accordingly, Mr.
          Bendell's aggregate compensation pursuant to all of his employment agreements was $961,379, $577,386 and $886,455 in 2002, 2003 and
          2004, respectively. In each of the years 2002, 2003 and 2004, Mr.
          Bendell earned an additional $450,000 in connection with a credit enhancement arrangement for the benefit of the Company. (See Note 13
          Related Party Transactions.)

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Securities and Exchange Commission
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October 28, 2005
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Please call the undersigned at (718) 937-3700 with any comments or questions regarding the Company's response and please send a copy of any written comments to the following parties:

                             MITCHELL LITTMAN, ESQ.
                             MARK F. COLDWELL, ESQ.
                               Littman Krooks LLP
                                655 Third Avenue
                               New York, NY 10017
                              Phone: (212) 490-2020
                               Fax: (212) 490-2990

                                         Very truly yours,

                                         Bruce Bendell, Chief Executive Officer

cc:      Securities and Exchange Commission
         ----------------------------------

         Donna Di Silvio, Esq.

         The Major Automotive Companies, Inc.
         ------------------------------------

         Alan Pearson
         Eric Keltz, Esq.
         Richard L. Feinstein

         Littman Krooks LLP
         ------------------
         Mitchell Littman, Esq.

         BDO Seidman
         -----------
         Adam Roth

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